August 3, 2018

VIA EDGAR

Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Aberdeen Asia-Pacific Income Fund, Inc. (Investment Company Act File No. 811-04611); Aberdeen Global Income Fund, Inc. (Investment Company Act File No. 811-06342); Aberdeen Funds (Investment Company Act File No. 811-22132); and Aberdeen Investment Funds (Investment Company Act File No. 811-06652) (together, the “Registrants”)

Dear Mr. Eskildsen:

On July 10, 2018, you provided comments on the Registrants’ Annual Reports to shareholders on Form N-CSR (the “Annual Reports”) with respect to Aberdeen Asia-Pacific Income Fund, Inc.’s, Aberdeen Global Income Fund, Inc.’s, Aberdeen Funds’ and Aberdeen Investment Funds’ respective Annual Reports for the fiscal year ended October 31, 2017 filed on January 5, 2018.  The Registrants and the series of each Registrant, as applicable, are referred to herein collectively, as the “Funds” and individually as a “Fund.”  For your convenience, the substance of your comments has been restated below to the best of the Registrants’ understanding.  Responses from the respective Registrant(s) to which the comment relates is set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Annual Report.

Comments on Aberdeen Funds’ Annual Report

Comment No. 1: With respect to the Aberdeen Emerging Markets Debt Fund, a series of Aberdeen Funds, the Annual Report states that the Fund is non-diversified as defined by the Investment Company Act of 1940, as amended (the “1940 Act”).  Pursuant to Section 13(a)(1) of the 1940 Act and Allied Capital Corporation, SEC No-Action Letter (pub. avail. Jan. 3, 1989), please note that if the Fund has operated as a “diversified” investment company under Section 5(b) of the 1940 Act for a continuous period of at least three years, it may not thereafter operate as a non-diversified investment company without first obtaining shareholder approval as required under Section 13 of the 1940 Act. In the Annual Report, it appears that the Fund is diversified. Please confirm whether the Fund has been operating as a non-diversified investment company for the last three years.  If the Fund has operated as a diversified company for more than three years, please affirm that the Fund will not operate as a non-diversified company without the prior approval of shareholders.

Response:  The Fund respectfully acknowledges the Staff’s comment and confirms that the Fund has operated as a non-diversified investment company during the last three years.  If the Fund operates as a diversified company for a continuous period of three years, the Fund affirms that it will not operate as a non-diversified company without the prior approval of shareholders.

Comments on All Registrants’ Annual Reports

Comment No. 2:  The Staff notes that the Annual Reports of the Aberdeen Asia-Pacific Income Fund, Inc. and Aberdeen Global Income Fund, Inc. present expense ratios in the financial highlights including and excluding interest expense; however, on the fact sheets posted to such Funds’ website, the expense ratio is only presented excluding interest expense.  For all registered investment companies advised by Aberdeen Asset Management Inc. (“AAMI”) or an affiliate of AAMI  (collectively, the “Aberdeen Fund Complex”), the expense ratio presented on the funds’ fact sheets going forward must include interest expense, to the extent applicable. The fact sheets can include both expense ratios but must at least present the ratio inclusive of interest expense.

Response:  The funds within the Aberdeen Fund Complex will present the funds’ expense ratios including interest expense, if any, on the fact sheets going forward.

Comments on Aberdeen Investment Funds’ Annual Reports

Comment No. 3:  With respect to the Article 63 EU Tax Reclaims received by the International Equity Funds from certain foreign jurisdictions, Note 2(g) of the Notes to Financial Statements states that “[t]he receipt by the International Equity Funds of the tax reclaims from these jurisdictions will also result in tax liability to the relevant Fund to offset the tax benefits that shareholders received in the past, the precise amount of the tax is uncertain and subject to settlement negotiations with the U.S. Internal Revenue Service (“U.S. IRS”).”  In your response to the Staff, please inform the Staff of the status of the settlement negotiations with the U.S. IRS.

Response:  The International Equity Funds have engaged in discussions and settlement negotiations with the U.S. IRS and have been working with representatives from the U.S. IRS Office of Chief Counsel’s Financial Institution & Products group.  Among other communications, in December 2017, representatives of Aberdeen Asset Management Inc. and fund counsel met with IRS Office of Chief Counsel in Washington to discuss the potential settlement.  The Funds requested additional updates from the Office of Chief Counsel during a July 12, 2018 conference call.  The Chief Counsel attorneys did not commit to a date certain by which this matter would be resolved, but noted that the matter is still under review and pending resolution.

Comment No. 4: The Staff indicated that certain other investment companies that have pursued withholding tax reclaim payments from certain foreign jurisdictions also had compliance or professional fees reflected in their statements of operations related to the pursuit of such tax reclaim payments. In your response to the Staff, please explain whether there were any compliance, professional or similar fees paid by the International Equity Funds in connection with their pursuit of Article 63 EU Tax Reclaims. If so, please also identity in your response to the Staff where these fees are reflected in the Funds’ Statements of Operations.

Response: For the fiscal year ended October 31, 2017, the International Equity Funds paid tax advisory fees to KPMG UK for their assistance with filing for tax reclaims in France and Sweden.  Those fees are included within Other expenses in the Funds’ Statements of Operations.  The International Equity Funds also paid tax consulting fees to KPMG US for their assistance with drafting the closing agreement with the IRS. Those fees are included within Audit fees on the Statement of Operations.  In addition, the International Equity Funds paid legal fees to (a) local counsel in various jurisdictions to assist in pursuing those claims, and (b) to fund counsel for its role in negotiations, disclosure issues, and advising the Board of Trustees.

* * *

Should you have any questions concerning the above, please call the undersigned at (215) 405-5770.

Very truly yours,

/s/ Lucia Sitar
Lucia Sitar

cc:                      Andrea Melia, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP

Jay Baris, Shearman & Sterling LLP

Mike Malloy, Drinker Biddle & Reath LLP

Aberdeen Asset Management Inc.
1735 Market Street, 32nd Floor, Philadelphia, PA 19103
Telephone: +1 215 405 5700

Aberdeen Standard Investments is a brand of the investment businesses of Aberdeen Asset Management and Standard Life Investments.